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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

November 23, 2009

Re:
Cobalt International Energy, Inc. (the "Company")
Registration Statement on Form S-1 (the "Registration Statement")
Filed September 4, 2009, as amended on October 9, 2009 and October 29, 2009
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated November 19, 2009. We have set forth your comments followed by the Company's response. We also enclose marked pages of the Registration Statement showing changes as a result of the responses below, which we expect to include in Amendment No. 3 to the Registration Statement to be filed shortly.

Form S-1

Capitalization, page 37

1.
Given that you have described circumstances that would support a continuation of your historical accounting with no change in basis, tell us why you are proposing to eliminate the retained deficit in your pro forma presentation.

        We have revised our disclosure in response to this comment. See page 37.

2.
We expect that you will need to add footnotes to your table to identify the adjustments being made in each of the pro forma columns, including details about the $186 million contribution that you anticipate, also addressing the difference between the external funding implied to the consideration amount shown in your dilution table on the following page.

        We have revised our disclosure in response to this comment. See page 37 and 38.

Mr. H. Roger Schwall	2	November 23, 2009

Dilution, page 38

3.
We note that you expect to issue 282,279,853 shares of common stock to the limited partners in exchange for their direct interests in the partnership during the reorganization and that you will ascribe consideration of $1,258,567,226 to these shares, which appears to include $186 million that the limited partners will contribute prior to the reorganization, as you disclose on page 36. Please include a footnote to the table under this heading to clarify. Please also expand the disclosure on page 36 to explain how you intend to utilize these funds in retiring the guarantee pertaining to your ENSCO 8503 drilling rig; it should be clear whether the limited partners will be absolved of the guarantee by virtue of the contribution or if these funds will be disbursed to another party.

        We have revised our disclosure in response to this comment. See pages 36 and 39.

Selected Historical and Pro Forma Financial Information, page 39

4.
Please expand your disclosures under this heading to include a pro forma balance sheet as of September 30, 2009 and address any variances with the corresponding information in your capitalization table on page 37. Also explain why the notes to the pro forma statement of operations on page 40 do not identify any adjustment to eliminate the management fees that will not be paid after the reorganization, as stated in the fourth paragraph on page 36. Finally, include a narrative describing the effects that you envision in accounting for the reorganization, including representation about your plans to apply for the parent and consolidated entity all accounting policies currently utilized by the partnership.

        We have revised our disclosure in response to this comment. See pages 16, 17, 40, 41 and 42.

5.
Expand your disclosure in footnote 4 on page 40 to show the computation of shares to be exchanged for the limited partner interests, reconciled to the equity reported in the historical financial statements.

        We have revised our disclosure in response to this comment. See pages 17, 38 and 41.

Exhibits

6.
We note that you intend to file by amendment the legal opinion as Exhibit 5.1. Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

        We will file our legal opinion as Exhibit 5.1 as part of Amendment No. 3 to the Registration Statement, which we intend to file shortly.

********

Mr. H. Roger Schwall	3	November 23, 2009

        To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr., Esq.
Richard D. Truesdell, Jr., Esq.
cc:	Joseph H. Bryant David J. Beveridge, Esq. Christopher J. Cummings, Esq.